UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

1 November 2023

BHP Annual General Meeting 2023 results

The results of the 2023 Annual General Meeting of BHP Group Limited held today in Adelaide are attached.

All resolutions put to the meeting were decided by poll.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

BHP Group Limited ABN 49 004 028 077

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas
Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

BHP Group Limited ABN 49 004 028 077

BHP Group Limited

Annual General Meeting

Wednesday, 1 November 2023

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)					Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Total Available	Abstain	For	Against	Abstain*	Carried / Not Carried
2 To re-elect Xiaoqun Clever as a Director of BHP	Ordinary	3,076,619,723 98.43%	35,480,167 1.13%	13,597,111 0.44%	3,125,697,001	4,622,431	3,091,037,357 98.86%	35,508,187 1.14%	4,644,201	Carried
3 To re-elect Ian Cockerill as a Director of BHP	Ordinary	3,055,422,201 98.44%	34,963,615 1.12%	13,695,943 0.44%	3,104,081,759	26,241,151	3,069,943,755 98.87%	34,975,914 1.13%	26,261,354	Carried
4 To re-elect Gary Goldberg as a Director of BHP	Ordinary	3,068,133,637 98.85%	22,222,656 0.71%	13,688,099 0.44%	3,104,044,392	26,278,521	3,082,587,961 99.28%	22,235,905 0.72%	26,319,889	Carried
5 To re-elect Michelle Hinchliffe as a Director of BHP	Ordinary	3,098,041,882 99.13%	13,617,347 0.43%	13,752,796 0.44%	3,125,412,025	4,910,891	3,112,495,107 99.56%	13,739,305 0.44%	4,952,817	Carried
6 To re-elect Ken MacKenzie as a Director of BHP	Ordinary	2,982,612,470 96.09%	107,742,285 3.47%	13,718,943 0.44%	3,104,073,698	26,249,221	2,996,750,349 96.52%	108,181,405 3.48%	26,266,285	Carried
7 To re-elect Christine O’Reilly as a Director of BHP	Ordinary	3,081,115,907 98.58%	30,600,236 0.98%	13,744,633 0.44%	3,125,460,776	4,861,985	3,095,580,891 99.02%	30,723,022 0.98%	4,880,161	Carried
8 To re-elect Catherine Tanna as a Director of BHP	Ordinary	3,096,370,715 99.08%	15,234,607 0.48%	13,746,222 0.44%	3,125,351,544	4,971,019	3,110,527,449 99.50%	15,666,928 0.50%	4,990,499	Carried
9 To re-elect Dion Weisler as a Director of BHP	Ordinary	3,068,644,573 98.87%	21,593,932 0.69%	13,765,637 0.44%	3,104,004,142	26,318,783	3,082,932,915 99.30%	21,615,651 0.70%	26,338,879	Carried
10 Adoption of the Remuneration Report	Ordinary	2,978,767,162 95.37%	130,735,711 4.19%	13,601,362 0.44%	3,123,104,235	7,217,755	2,992,893,056 95.81%	130,917,011 4.19%	7,243,260	Carried
11 Approval of equity grants to the Chief Executive Officer	Ordinary	3,052,068,315 97.69%	58,307,955 1.87%	13,603,972 0.44%	3,123,980,242	6,342,687	3,066,348,816 98.13%	58,469,188 1.87%	6,354,659	Carried
12 Renewal of approval of potential leaving entitlements	Ordinary	3,070,342,786 98.90%	22,250,731 0.72%	11,685,893 0.38%	3,104,279,410	25,345,726	3,076,271,436 99.28%	22,445,816 0.72%	31,618,558	Carried
*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 1, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary